Rachel Irons

Co-Founder and CEO at Nude Foods Market
Boulder, Colorado, United States

Contact

www.linkedin.com/in/rachel-irons-b07b2088 (LinkedIn)

Top Skills

Microsoft Word
Research
Microsoft Excel

Certifications

AAUS Scientific Diver

Summary

Nude Foods is my second venture and I have been working in the food industry since she was 16. I have spent the past decade helping communities on the front range and beyond reimagine the ways they interact with our food systems, with a goal to rebuild the system from the inside out.

Experience

Nude Foods Market

4 years 9 months

CEO
April 2023 - Present (2 years)

Co-Founder
July 2020 - Present (4 years 9 months)
Boulder, Colorado, United States

Founding Foods

Business Owner
July 2017 - Present (7 years 9 months)
Boulder, CO

Reef Environmental Education Foundation

Marine Conservation Intern
January 2015 - July 2020 (5 years 7 months)

Performed fish identification surveys while SCUBA diving
Assisted with invasive lionfish fieldwork, capture and dissection of lionfish
Presenting seminars for school groups and dive clubs

Education

University of Colorado Boulder

Bachelor of Arts (B.A.), Environmental Studies · (2011 - 2015)